PINE VALLEY UPDATES SALES FORECAST

VANCOUVER, BRITISH COLUMBIA, March 16, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) provides an update to its sales forecast for the fourth quarter of its fiscal year ending March 31, 2006 and announces its currently negotiated sales prices for the 2007 fiscal year.

The Company has concluded its pricing and volume negotiations with its Asian customer base for the fiscal year ending March 31, 2007. Accordingly, the Company currently has commitments from customers for 848,000 metric tonnes of its PCI and coking coal products at an average sales price of US$80.55 per tonne. The majority of this coal is PCI and the Company is continuing to market its coking coal in Europe and the Americas and, depending on price and volume outcomes, is targeting total sales of between 1.0 to 1.4 million tonnes in the year ending March 2007.

The Company previously announced projected sales for the quarter ending March 31, 2006 of approximately 210,000 tonnes of its PCI coal product. The Company has delivered 124,000 tonnes through March 16, 2006. Based upon nominated shipments for the period, the Company is now forecasting sales of approximately 158,000 tonnes as a shipment for 48,000 tonnes originally anticipated for March 2006 has been rescheduled for early April 2006 due to vessel delays.

For the first quarter of the 2007 fiscal year, the Company currently has indications for sales of approximately 300,000 tonnes of both PCI and coking coal product. Most of these anticipated sales represent carryover tonnage from the prior fiscal year.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

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Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development
and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com